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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF MAY, 1999

                          ROYAL CARIBBEAN CRUISES LTD.
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                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
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                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

               FORM 20-F  X                   FORM 40-F
                        -----                          -----

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  YES                               NO   X
                      -----                            -----

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 _____].


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The following documents are being furnished by Royal Caribbean Cruises Ltd.
pursuant to this Report on Form 6-K:

Document No. 1         Articles of Amendment to the Articles of Incorporation
                       of Royal Caribbean Cruises Ltd. filed May 17, 1999

Document No. 2         Restated By-Laws of Royal Caribbean Cruises Ltd.


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INCORPORATION BY REFERENCE

         This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3, File No. 333-8708, filed with the Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ROYAL CARIBBEAN CRUISES LTD.
                                            ----------------------------
                                                  (Registrant)


Date     May 17, 1999                       /s/ Richard J. Glasier
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                                            Richard J. Glasier
                                            Executive Vice President
                                               and Chief Financial Officer